

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Via U.S. Mail</u>
Mr. Rick Medlock
Chief Financial Officer
Inmarsat Holdings Limited
99 City Road
London EC1Y 1AX
United Kingdom

October 29, 2007

RE: **Inmarsat Holdings Limited**
Form 20-F for the fiscal year ended December 31, 2006
File No. 333-120876-01

Inmarsat Group LTD
Form 20-F for the fiscal year ended December 31, 2006
File No. 333-115865-06

Inmarsat Finance II plc
Form 20-F for the fiscal year ended December 31, 2006
File No. 333-120876

Inmarsat Finance plc
Form 20-F for the fiscal year ended December 31, 2006
File No. 333-115865

Dear Mr. Medlock:

We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director